March 2, 2006

Via U.S. Mail & Facsimile

Mail Stop 4561

Clark Wilson
Chairman of the Board, President and
Chief Executive Officer
Wilson Holdings, Inc.
2700 Via Fortuna, Suite 400
Austin, TX 78746

	Re:	Wilson Holdings, Inc.
		Registration Statement on Form SB-2
      Filed February 2, 2006
		Registration No. 333-131486

Dear Mr. Wilson:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


General
1. The registration statement appears to cover the resale of all outstanding securities other than those held by Mr. Clark Wilson, your Chairman of the board, President, CEO and 70% shareholder and your other directors. Please tell us why you believe that the offering, therefore, is not an "at the market" primary offering of equity securities by or on behalf of the registrant under Rule 415(a)(4) of Regulation C. See the July 1997 Manual of Publicly Available Telephone Interpretations, D. 29, for guidance on the factors considered in making this determination.
2. We refer to Section 10.4(h) of the Securities Purchase Agreement covering the convertible notes. Please tell us how the purchasers remain at market risk when the agreement allows for an adjusted conversion price in the event the company issues common shares at a price lower than the Conversion Price. In connection with this, tell us why you believe that the issuance of notes was a completed PIPE transaction.
3. Please provide the information required by Item 102(b) and 102(c)
of Regulation S-B.  With respect to the requirements of Item
102(c),
if you do not have a single property whose book value exceeds 10 percent or more of your total assets, please provide information regarding the nature and condition of the categories of real estate you own.
4. Throughout the prospectus you reference and rely on certain demographic and market data. Please provide us with copies of the relevant portions of the publications that include the information consistent with the statements in the prospectus. Alternatively, if such information was prepared for the company in connection with the registration statement, please file a consent from the provider for the use of its name and the information attributed to it.
5. Update your financial statements pursuant to Item 310(g) of Regulation S-B.
6. In your next amendment, please include consolidated financial statements for Wilson Holdings or provide us with your basis for not doing so. Additionally, please include a pro forma statement of operations as required by Item 310(d) of Regulations S-B.

Cautionary Note Regarding Forward-Looking Statements
7. Please remove the reference to the Private Securities
Litigation
Reform Act since it does not apply to issuers of penny stock.  See
Section 27A (b)(1)(C) of the Securities Act of 1933 and Section
21E
(b)(1)(C) of the Securities Exchange Act of 1934.


Overview, page 3
8. Expand the first paragraph to describe how you define "significant real estate holdings." Please also clarify that you intend to concentrate on residential rather than commercial property as mentioned in your concentration of risk factor on page 7.
9. Please support your statement that the land acquisition, entitlement, development and homebuilding process are unique to your local market and describe with specificity how it is unique.
10. Describe more specifically how the consolidation of the homebuilding industry provides opportunities for companies with local market enterprises, relationships, authority and resources to move more quickly. In particular, discuss how the consolidation of the homebuilding industry assists your business specifically given your limited operating history as described in your first risk factor on page 6.
11. Please disclose the percentage of assets that may be allocated to the development of raw land and to the services you intend to provide local builders, respectively, as provided by your organizational documents. Please also further describe the services you intend to provide to the local builders.
12. Provide an estimated time line for your plans to expand your business to other markets.
13. Please describe how you generate revenues and the portion of your revenues contributed from land sales and services to homebuilders.

Selected Consolidated Financial Information, page 5
14. Please include disclosure that describes the column entitled, "Adjusted for net proceeds," including the when the proceeds were received and the terms of the securities issued.

Risk Factors, page 6
15. In the cautionary paragraph related to the risk factors, please clarify that you have discussed all material risk factors in this section. It is not appropriate to state that other risks and uncertainties, known or unknown, exist that are not included in this section.

16. In the last sentence of the cautionary paragraph, please tell us
why you refer to prospective purchasers of "Notes" given that you are
registering the resale of the common shares underlying the Notes.
17. We note on page 11 that your shares are subject to the penny stock rules. Please add a risk factor highlighting the risks associated with purchasing and selling penny stocks.
18. We note your intention to offer financing to homebuilders for lots and construction. Please discuss the risks associated with providing such financing, including whether you have the necessary licenses to conduct these activities.
19. Add a risk factor discussing any anti-takeover provisions in your
charter that could materially impact the rights of shareholders.
For
example, it appears from Note 12 of your financial statements that your board has authorization, without further shareholder approval to issue up to 10,000,000 shares of authorized preferred stock.  In that
regard, we note inconsistent disclosure on page 32 indicating that
you are not authorized to issue preferred stock.   Please
reconcile
the disclosure.
20. Please add a risk factor that discusses potential liability for environmental cleanup and/or remediation you may encounter on the lots that you own. In connection with this, please discuss the fact that you may face liability whether or not you were aware of the contamination or were responsible for it.
21. Please add a risk factor that discusses the dilutive effect of issuing common shares underlying the convertible notes. In connection with this, please discuss the fact that the Conversion Price in the agreement was/is significantly lower than the market price of the company`s common stock at the time the agreement was closed as well as recent market prices.

Our current operating business..., page 6
22. Expand to disclose your net losses since the merger with WFC.

The proceeds from our recently completed sale of convertible notes..., page 6
23. Expand to further describe your conventional real estate financing options, including your planned use of leverage and whether there are any limits on the amount of indebtedness you may incur.

24. We note your reference to entering into joint venture agreements.
Add a separate risk factor describing the risks inherent in entering into joint venture agreements, including that you will be bound by the decisions of your co-venturer, that your liabilities may exceed the percentage of your investment, and that you will be affected by your co-venturer`s financial condition.
25. Remove the mitigating language relating to the benefits of your
Rolling Option strategy. In addition, this appears to be a separate risk factor that should be discussed under a separate heading. Please revise accordingly.

We are vulnerable to concentration risks..., page 7
26. Please revise the heading so that it reflects the risks associated with your intention to focus on residential rather than commercial properties as stated in the text.

Our Chief Executive Officer..., page 8
27. Clarify the expiration date of the non-compete agreement. Currently it is unclear whether the non-competition term began to run at the time of the sale in 1994 or at the time Mr. Wilson resigned his position in 2003. Please also disclose the general location of the enumerated counties subject to the non-compete agreement.
28. We refer to your statement that you do not believe that the non-compete agreement remains in effect. This appears to be a legal conclusion that the company is not qualified to make. If this determination is based on advice from counsel, identify counsel and file a consent from counsel. Otherwise, please remove this statement from the risk factor or advise us as to why you believe the non-compete is invalid. Finally, please disclose whether Mr. Wilson may have violated terms of the agreement if it is determined that the non-compete is still in effect.
29. We refer to the last sentence in this risk factor. We understand from your summary on page 3 that your business would include the purchase of raw land for development which implies that your business could include the building of homes. In this regard it is unclear how you determined that the covenant not to compete does not relate to your currently contemplated business. We note also on page 14 that you intend to develop 736 acres you currently own into single family housing units and that a majority of your revenues are expected to come from developed lots sold and services provided to homebuilders.



We are a relatively small company and have a correspondingly small financial..., page 8
30. Please update this risk factor to make clear that you are currently a public company and subject to the requirements of the Exchange Act, Sarbanes-Oxley and other rules and regulations applied to public companies.

Wilson Holdings is a holding company..., page 8
31. Please revise the heading of this risk factor to better describe the underlying risk. Please also expand the text to better explain why the holding company structure presents a risk to shareholders, for example, by comparing how the rights are different for shareholders of an operating company.

Our largest stockholders will continue to control..., page 8
32. Please revise the heading to clearly identify that your CEO controls the company through his ownership of 70 percent of your outstanding common stock. In addition, please revise the text to make clear that he has the voting power to control the election of directors and all other matters brought before the company, not that he has the power to "substantially influence" these matters.

We have limited sources of liquidity..., page 9
33. Please expand the heading to more fully describe the underlying risk. Please also expand the first paragraph of the text to disclose your external sources of liquidity other than the proceeds from the sale of convertible notes. For example, discuss the $2 million dollar credit line mentioned on page 14 and the related risks. We note in footnote 9 of your financials that any draw down on the credit line must be paid within one year and that loans made on specific lots and construction are collateralized by such property.
34. To the extent practicable, please quantify your cash needs for current land acquisition projects.

We have borrowed money at floating interest rates..., page 9
35. Please disclose that the $6.7 million loan matures on June 30, 2006 as mentioned on page 16. Discuss also the risks to your operations from any failure to repay or refinance the loan.





We are vulnerable to concentration risks because our operations...page 9
36. Please combine this risk factor with the first full risk factor on page 7 which appears to represent the same risk.

Our results of operations and financial condition are greatly affected by the performance... page 9
37. Please tell us how this risk factor is distinct from the risk factor on page 6 that also relates to risks from the industry.
Please consider combining these risk factors.

Price and Related Information Concerning Registered Shares, page
11
38. Please make clear that market prices prior to October 2005 represented prices of Cole Computer, a line of business discontinued by the company after their merger with WFC.

Management Discussion and Analysis-beginning on page 13

Liquidity, page 15
39. We refer to your statement that you anticipate that beginning in the second quarter of 2006 you will sell enough lots to cover monthly operating expenses. Please provide support for this statement, including a description of any commitments from a third party to purchase any of your lots. In addition, please quantify your monthly operating expenses and discuss the number of lot sales you would need to make in order to cover these expenses.

Contractual Obligations and Commitments, page 16
40. Please revise to include the $6.7 million in notes payable maturing on June 30, 2006 disclosed on page 15, and the $5.0 million in bridge loans maturing on January 10, 2006 disclosed on page F-16.
Please also tell us how you considered including the $10.2 million in commitments disclosed on page 15.

Business, beginning on page 18
41. Please describe the material terms of the agreements you have entered into with local homebuilders, including the types of fees you generate, the duration of such agreements and any material termination provisions. In addition, please disclose the number of agreements you have entered into as well as the portion of your revenues represented by providing these services.

42. Please significantly expand your disclosure here and in the summary regarding the nature of the development portion of your business. We note, for example, your disclosure that you "plan to prepare raw real estate for development." Does this indicate that any development activities will be conducted by a third party after you sell the land to the third party? In addition, please discuss what activities you conduct in order to prepare the land for development. If you intend to or conduct development activities in addition to that noted above, please disclose the types of development you have conducted and intend to conduct.
43. Please clarify to us the results of the graphs on pages 19 and
20
since we are unable to make out the shaded designations on our black and white printed copies.
44. Please support your contention that the Austin MSA has experienced "steady growth of [its] employment base" in light of the fact that during the past 5 years, there appears to be very little employment growth according to the chart on page 19.
45. Please briefly discuss the conclusions that you want investors to reach with respect to the graph on page 20 that shows population growth for Austin and San Antonio. Specifically, it appears that population growth for your second target market, San Antonio, has often lagged behind the growth rate for the state of Texas.
46. We refer to the chart on the bottom of page 20. Please explain whether you hand-picked the cities represented here, or whether this includes all of the cities cited in the survey. If you hand-picked the cities, please explain how you determined which ones to choose.
47. Please provide us with support for your assertion that Austin and
San Antonio are "poised for an increase in housing prices due to the past few years of modest housing price inflation and solid job growth and employment growth."

Management, page 24
48. Please provide full biographical information for each of your named executives and directors. We note, for example, that Mr. Luigs` background does not extend to the last five years and not all dates are included for Messrs. Ney`s and Williamson`s prior experience.

Principal Stockholders, page 29
49. We refer to footnote 1 which appears to state that an
additional
1,000,000 shares held in trust for the benefit of Mr. Wilson`s children are not included in the table. Please note that to the extent Mr. Wilson holds any investment control over the shares held in trust, they should be included in the table.  He may continue to
disclaim beneficial ownership in the footnote.
50. Please tell us why you have not included LC Capital Master
Fund,
Grandview, LLC, and Tejas Security Group in the table of Principal Stockholders. We note from the selling stockholder table on page 30 that they own 13.2%, 7.8%, and 19.9% of your common shares respectively. In that regard, it is also unclear how their total percentage of shares, at 40.9% coincides with the percentage of shares listed in the principal stockholders table given that 90% of the shares in the table on page 29 are held by Mr. Wilson and Gorman leaving only 10% available. Please advise.
51. In addition, we note that Mr. Gorman is the chairman of the board for Tejas Securities. To the extent that the securities listed as held by Mr. Gorman in the table on page 29 include shares held by Tejas Securities, please clarify this relationship and the respective share holdings in a footnote to the Principal Stockholder table.

Selling Stockholders, page 30
52. We refer to your statement that the shares listed in the "Shares
Offered" column represent common shares that are not currently issued and outstanding. It appears that these shares represent shares underlying the convertible notes that were privately issued.
Since
the convertible notes became convertible immediately after the issuance of the notes, it would appear that the shares underlying the notes were privately issued at the same time. Please revise this section as well as the "Principal Stockholders" table on page 29 to make this clear or tell us why you believe that the shares underlying the notes should not be treated as issued and outstanding.
53. Please note that it is our position that any selling stockholder who is a broker-dealer must be identified as an underwriter in the prospectus unless all of the securities being registered on behalf of that broker-dealer were received as compensation for underwriting activities. Please confirm to us, if true, that none of the selling stockholders that will be identified in the prospectus, other than Tejas Securities, is a broker-dealer. If one or more of the selling stockholders is a broker-dealer, please revise to identify each such selling stockholder and to disclose that each such selling stockholder is an underwriter. Alternatively, if any selling stockholder who is a broker-dealer received or will receive all of the shares being registered on its behalf as compensation for underwriting activities, please supplementally identify each such selling stockholder and tell us the nature of the transactions in which those shares were acquired.

Certain Relationships and Related Transactions, page 31
54. Please identify the third party and its relationship to the company and/or any directors or officers of the company that sold the note to the trusts controlled by Mr. Wilson.

Description of Subordinated Convertible Notes, page 32
55. Please expand the second bullet point to disclose the formula used in the event certain equity or equity linked securities with a conversion, exercise, or share price less than $2.00 are issued.
56. Please discuss whether the interest payments will be made in cash, shares of common stock or a combination of the two. In addition, please clarify whether the company or the purchaser may determine the mix.

Plan of Distribution, Page 35
57. We refer to the penultimate paragraph on page 35. Please confirm our understanding that the selling shareholder will not cover short sales of the shares they obtained in the December 2005 private placement with shares registered in this offering which we view as a violation of Section 5 of the Securities Act. See SEC v. Hilary L.
Shane, Litigation Release No. 19277, May 18, 2005.

Financial Statements for the three and nine months ended September 30, 2005 and 2004 and the years ended December 31, 2004 and 2003, pages F-2 - F-30
58. We note your disclosure on page six that neither Wilson Family Communities nor Athena Equity Partners has generated substantial revenues to date. In light of this, please tell us what consideration you gave to classifying yourself as a development stage enterprise and including all the disclosures prescribed by SFAS 7 including inception to date audited financial information. Reference is made to paragraph 8b of SFAS 7.

Note (2) Summary of Significant Accounting Policies, pages F-5 -
F-10

(d) Land Held Under Option Agreements Not Owned, page F-6
59. In circumstances where you sell land that is not yet owned under
"rolling options" referenced on page 6, please tell us and revise your disclosure to describe how you account for the 20% of the sales price paid to the land owner as part of the option agreement. Please cite the relevant accounting literature you are applying.

Note (10) Acquisitions
60. Please tell us how you accounted for the Athena acquisition and how you valued the 9,000,000 shares of common stock issued in conjunction with this acquisition.
61. With respect to your May, 2005 acquisition of Athena, please tell us what consideration you gave to including the pro forma information prescribed by paragraphs 54 & 55 of SFAS 141. Additionally, please tell us what consideration you gave to filing financial statements of the acquired business under Item 310(c) of Regulation S-B.

Undertakings, page II-3
62. Please include the new undertakings applicable to Rule 415 offerings. See Rule 512 of Regulation S-B.

Legal Opinion
63. Please file an updated legal opinion that references the file number of the registration statement, File No. 333-131486.

*	*	*

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested additional information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
	 Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Matt Maulbeck at 202-551-3466 or Daniel
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Charito A. Mittelman at 202-551-3402 or me at 202-
551-
3694 with any other questions.

Sincerely,



Owen Pinkerton
Senior Counsel

cc:	Carmelo M. Gordian, Esq. (via facsimile)



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Clark Wilson
Wilson Holdings, Inc.
March 2, 2006
Page 12